FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of January 2003

HOLMES FINANCING (No 4) PLC
HOLMES FUNDING LIMITED
HOLMES TRUSTEES LIMITED

(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . No . . .X. . . .

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Asset Analysis

Analysis of Mortgage Trust Movements

	Current Period	
	Number	£000's
Brought Forward	363,289	23,852,522
Replenishment	11,932	876,212
Repurchased	(3,757)	(373,240)
Redemptions	(8,584)	(432,723)
Losses	(17)	(71)
Other Movements	0	0
Carried Forward	362,863	23,922,700

	Cumulative	
	Number	£000's
Brought Forward	115,191	6,399,214
Replenishment	475,019	33,434,001
Repurchased	(103,650)	(7,291,058)
Redemptions	(123,519)	(8,618,967)
Losses	(178)	(490)
Other Movements	0	0
Carried Forward	362,863	23,922,700

	Period CPR	Annualised CPR	
1 Month	3.37%	47.72%	**(including
3 Month	13.39%	70.89%	redemptions and
12 Month	44.66%	44.66%	repurchases)

** The annualised CPR's are expressed as a percentage of the
   outstanding balance at the end of the period

Asset Profiles

Weighted Average Seasoning	32.99	months
Weighted Average Loan size	£65,927.64	
Weighted Average LTV	77.96%	*** (see below)
Weighted Average Remaining Term	19.28	Years

Product Type Analysis	£000's	%
Variable Rate	11,894,366	49.72%
Fixed Rate	6,286,886	26.28%
Tracker Rate	5,741,448	24.00%
	23,922,700	100.00%

As at 8th January 2002 approximately 5% of the loans were flexible loans

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated

Mortgage Standard Variable
Rate

Effective Date	Rate
01 November 2002	5.94%
01 December 2001	6.10%

Geographic Analysis

Region	Number	£000's	%
East Anglia	14,284	842,526	3.52%
East Midlands	19,615	1,079,627	4.51%
Greater London	64,537	5,439,131	22.74%
North	16,264	777,788	3.25%
North West	43,674	2,231,180	9.33%
Scotland	1,371	106,689	0.45%
South East	99,098	7,713,474	32.24%
South West	29,089	1,858,407	7.77%
Wales	18,964	917,364	3.83%
West Midlands	25,036	1,394,871	5.83%
Yorkshire and Humberside	24,321	1,179,437	4.93%
Unknown	6,610	382,206	1.60%
Total	362,863	23,922,700	100.00%

Original LTV Bands

Range	Number	£000's	%
0.00 - 25.00	6,445	263,593	1.10%
25.01 - 50.00	39,587	2,134,574	8.92%
50.01 - 75.00	94,443	6,666,128	27.87%
75.01 - 80.00	19,256	1,393,204	5.82%
80.01 - 85.00	24,860	1,862,897	7.79%
85.01 - 90.00	54,113	4,156,261	17.37%
90.01 - 95.00	124,159	7,446,043	31.13%
Total	362,863	23,922,700	100.00%

*** The balance is the current outstanding balance on the account
   including accrued interest. The LTV is that at origination and
   excludes any capitalised high loan to value fees, valuation fees
   or booking fees.

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated

Arrears

Band	Number	Principal	Overdue	%
Current	353,225	23,361,245	(1,830)	97.68%
1.00 - 1.99 months	6,126	357,563	2,843	1.50%
2.00 - 2.99 months	1,637	95,509	1,397	0.40%
3.00 - 3.99 months	766	43,461	908	0.18%
4.00 - 4.99 months	407	23,115	627	0.10%
5.00 - 5.99 months	233	12,438	418	0.05%
6.00 -11.99 months	410	21,351	1,041	0.09%
12 months and over	34	1,576	148	0.01%
Properties in Possession	25	822	68	0.00%
Total	362,863	23,917,080	5,620	100.00%

Definition of Arrears
This arrears multiplier is calculated as the arrears amount (which is
The difference between the expected monthly repayments and the
amount that has actually been paid, i.e. a total of under and/or
over payments) divided by the monthly amount repayable. It is
recalculated every time the arrears amount changes, i.e. on the
date when a payment is due.

Shares of Trust last Distribution Date (08 January 2003)

	£000's	%
Funding Share	13,694,230	57.24366%
Seller Share	10,228,470	42.75634%
	23,922,700	100.00000%

Minimum Seller Share	956,683	4.00%

Cash Accumulation Ledger

	£000's
Brought Forward	811,000
Additional Amounts Accumulated	0
Payment of Notes	0
Carried Forward	811,000

Liquidity Facilities	Drawn £000's	Undrawn £000's
Holmes Funding	£0	£25,000
Holmes Financing 1	£0	£25,000
Holmes Financing 2	£0	£25,000
Holmes Financing 3	£0	£25,000
Holmes Financing 4	£0	£25,000
Holmes Financing 5	£0	£25,000
Holmes Financing 6	£0	£25,000

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated

Excess Spread

Quarter to 15/10/2002	0.5892%
Quarter to 15/7/2002	0.5891%
Quarter to 15/4/2002	0.5414%
Quarter to 15/1/2002	0.5487%

Reserve Funds

	First Reserve	Second Reserve
Balance as at 15/10/2002	£185,000,000.00	£56,890,739.99
Required Amount as at 15/10/2002	£185,000,000.00	£73,825,687.00
Percentage of Notes	1.35%	0.41%

Properties in Possession

Stock

	Current Period	
	Number	£000's
Brought Forward	34	1,284
Repossessed in Period	3	158
Sold in Period	(12)	(620)
Carried Forward	25	822

	Cumulative	
	Number	£000's
Repossessed to date	226	10,541
Sold to date	(201)	(9,719)
Carried Forward	25	822

Repossession Sales Information

Average time Possession to Sale	79 Days
Average arrears at time of Sale	£3,135

MIG Claim Status

	Number	£000's
MIG Claims made	127	928
MIG Claims outstanding	11	79

Average time claim to payment	34

Trigger Events
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer

<u>Holmes Financing No 4 plc</u>

<u>Periodic Report re Holmes Trustees Limited and Holmes Funding Limited</u>
<u>For Period 09 December 2002 to 08 January 2003</u>

All values are in thousands of pounds sterling unless otherwise stated

The Outstanding Principal balance is in excess of £21 billion

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated

Retired Class A Notes

Date Retired	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
02Q3	-	703	-	-	352	0
02Q4	-	-	-	-	352	0
03Q1	-	-	750	-	-	0

Outstanding Class A Notes

Expected Redemption	Holmes 1	Holmes 2	Holmes 3	Holmes4	Holmes 5	Holmes 6
03Q2	-	-	-	-	-	-
03Q3	600	-	-	-	-	481
03Q4	-	176	-	191	-	481
04Q1	-	176	-	191	-	-
04Q2	-	176	-	191	-	-
04Q3	-	176	-	191	-	-
04Q4	-	-	-	-	698	-
05Q1	-	-	750	-	-	-
05Q2	-	-	-	-	-	801
05Q3	650	-	-	-	-	-
05Q4	-	125	-	-	-	-
06Q1	-	125	-	-	-	-
06Q2	-	125	-	-	-	-
06Q3	-	125	500	1,340	-	-
06Q4	-	-	-	350	875	-
07Q1	-	-	-	-	-	-
07Q2	-	-	-	-	-	634
07Q3	575	-	-	-	-	-
07Q4	-	300	-	-	-	770
08Q1	-	-	-	-	-	-
08Q2	-	-	-	-	-	500
08Q3	-	-	-	-	-	-
08Q4	-	-	-	-	-	-
09Q1	-	-	-	-	-	-
09Q2	-	-	-	-	-	-
09Q3	-	-	-	-	-	-
09Q4	-	-	-	-	-	-
10Q1	-	-	-	-	-	-
10Q2	-	-	-	-	-	-
10Q3	250	-	-	-	-	-
10Q4	-	-	-	-	-	-

Holmes Financing No 4 plc

Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
For Period 09 December 2002 to 08 January 2003

All values are in thousands of pounds sterling unless otherwise stated



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLMES FINANCING (No 4) PLC

Dated: 30 January 2003   **By _/s/ Peter Lott**
                                                               (Authorised Signatory)